SCHEDULE 13D
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. --)*

                             AMERICAN RIVER HOLDINGS
                  -------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                  -------------------------------------------
                         (Title of Class of Securities)

                                    029326105
                  -------------------------------------------
                                 (CUSIP Number)

       Mitchell A. Derenzo, 1545 River Park Dr. #107, Sacramento, CA 95815
                                  916-231-6123
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 13, 2000
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on SCHEDULE 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of RULE 13D-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See RULE 13D-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 029326105                   13D                  Page  1  of  3  pages
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Roger J. Taylor, D.D.S.
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
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(3) SEC Use Only

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(4) Source of Funds (See Instructions)

PF as to 79,815 shares;
OO as to 20,918 shares which Dr. Taylor has indirect voting powers under general proxies signed by Gary W. Taylor, Robert P. Taylor and Frederick S. Taylor; PF as to 17,365 shares in the form of stock options acquirable within 60 days.
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(5) Check if Disclosure of Legal  Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
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(6) Citizenship or Place of Organization

    U.S.A.
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                       (7) Sole Voting Power:  118,088
Number of Shares       ---------------------------------------------------------
Beneficially
Owned                  (8) Shared Voting Power: 0
by Each                ---------------------------------------------------------
Reporting
Person                 (9) Sole Dispositive Power: 97,170
With                   ---------------------------------------------------------

                       (10) Shared Dispositive Power: 0
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(11)Aggregate Amount Beneficially Owned by Each Reporting Person: 118,088

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(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]

(See Instructions)
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(13)Percent of Class Represented by Amount in Row (11):  6.5%

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(14)Type of Reporting Person (See Instructions):  IN

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
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CUSIP No. 029326105                   13D                  Page  2  of  3  pages
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Item 1. Security and Issuer.

This statements relates to the common stock of American River Holdings ("ARH"). The address of the principal executive offices of ARH is 1545 River Park Drive, Sacramento, CA 95815.


Item 2. Identity and Background.

(a)     This statement is filed by Roger J. Taylor D.D.S., an individual.
(b) The home address for Dr. Taylor is 7696 Winding Way, Fair Oaks, California, 95628.
(c) Dentist (retired) and National Executive Director of Impax Health Prime, a worldwide distributor of nutritional supplements. Dr. Taylor's primary business address is 7696 Winding Way, Fair Oaks, CA, 95628.
(d)     None.
(e)     None.
(f)     U.S.A.


Item 3. Source and amounts of Funds or Other Consideration.

See line 4 of cover page.

Item 4. Purpose of Transaction.

ARH filed a registration statement on Form 8A with the Securities and Exchange Commission on September 13, 2000, which became effective on the date of filing, to effect registration of its common stock pursuant to Section 12(g) of the 1934 Act. As a consequence Dr. Taylor is now obligated to File 13D as his direct and indirect ownership in ARH is greater than 5% of the outstanding shares of ARH. Upon consummation of a pending merger between ARH and North Coast Bank, N.A. effective on or about October 25, 2000, Dr. Taylor's ownership percentage will be diluted and reduced below 5%. The merger transaction is described in ARH's S-4 registration statement number 333-36326.


Item 5. Interest in Securities of the Issuer.

See lines 7, 9 and 11 of the cover page.

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CUSIP No. 029326105                   13D                  Page  3  of  3  pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.

None


Item 7.  Material to be Filed as Exhibits.

None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      September 29, 2000
                                                  ------------------------------
                                                           (Date)

                                                  /s/ Roger J. Taylor, D.D.S.
                                                  ------------------------------
                                                         (Signature)

                                                      Roger J. Taylor, D.D.S.
                                                  ------------------------------
                                                       (Name and Title)